UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   PIETRELLI, KENNETH D.
   4873 HOEN AVENUE


   SANTA ROSA, CA  95405
2. Issuer Name and Ticker or Trading Symbol
   OPTICAL COATING LABORATORY INC. (OCLI)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   10/97
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President, Corporate
   Services
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     11,945         D  Direct
Common Stock                                                                                     2,950          I  401K Plan
Common Stock                                  12/31/96 (1)J (1)    220 (1)       A  $0.000000 (1)7,045          I  Held by ESOP (1)

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $10.187500      03/18/97       A (2)     10,000                            03/18/98 (3) 03/18/02
(right to buy)
Non-Qualified Stock Option     $10.250000      12/16/96       A         15,000                            12/16/97 (4) 12/16/01
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option     03/18/97  Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option     12/16/96  Common Stock                   15,000                    15,000        D   Direct
(right to buy)

Explanation of Responses:

(1)
Shares are acquired at various prices throughout the year by the issuer's qualified Employee Stock Ownership Plan (ESOP) and allocated to the reporting person's account at calendar year end. The shares are held for the benefit of the reporting person by the
 OCLI/401(k)/ESOP Plan.
(2)
Right to buy granted under the issuer's Employee Stock Option Plan, a Rule 16b-3 plan.
(3)
Stock options granted on 3/18/97 under the Issuer's 1996 Incentive Compensation Plan in a transaction exempt under Rule 16b-3. The options carry a vesting schedule whereby one-third (1/3) of the grant vests on the first anniversary of the grant.  The remaining two-thirds (2/3) vest on a monthly basis, on the day of the month the grant was made, over the next two years.
(4)
Granted on 9/15/97 under the  Issuer's Incentive Compensation Plans in a transaction exempt under Rule 16b-3. The option grant carries a vesting schedule whereby one-third of the grant vests on the first anniversary of the grant, with the remaining two-thirds
 (2/3) vesting on a monthly basis, on the day of the month the grant was made, over the next two years.

SIGNATURE OF REPORTING PERSON
/S/ PIETRELLI, KENNETH D.
DATE